[KeySpan Letterhead]

July 11, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

         KeySpan Corporation (“KeySpan”) and KeySpan New England, LLC (“KNE LLC”), successor-by-merger to Eastern Enterprises, filed Post-Effective Amendment No. 12 to the Application/Declaration on Form U-1, File No. 70-9641 (the “Post-Effective Amendment”) with the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935, as amended (the “Act”). In the Post-Effective Amendment KeySpan, in order to comply with Section 1081 of the Internal Revenue Code of 1986, as amended, requested that the Commission (1) confirm that the proposed disposition of Midland Enterprises Inc. (“Midland”) and its subsidiaries as described in the Post-Effective Amendment (specifically including the conversion or merger of Eastern, Midland and certain of Midland’s subsidiaries into limited liability companies and the sale of the interests in the limited liability company resulting from the conversion of Midland) complied with the requirements of the Merger Order (as defined in the Post-Effective Amendment) as to the disposition of Midland and was necessary or appropriate to effectuate Section 11(b)(1) of the Act, and (2) approve, as necessary or appropriate to comply with the Merger Order and effectuate Section 11(b)(1) of the Act and as more particularly described in the Post- Effective Amendment, (a) KNE LLC’s and KeySpan’s use of proceeds from such disposition to retire KNE LLC’s note payable to a Midland subsidiary and securities of KeySpan constituting third party debt, and (b) the assumption by Landgrove Corp. of the liabilities of Midland and its subsidiaries (collectively, the “Transaction”). On June 19, 2002, the Commission issued an order making the findings and issuing the approvals requested in the Post-Effective Amendment for the Transaction (Holding Co. Act Release No.27541). On July 2, 2002, KNE LLC sold Midland and the Midland subsidiaries to Landgrove as described in the Post-Effective Amendment and received the net proceeds.

         This opinion is furnished in connection with KeySpan’s and KNE LLC’s filing of the Post-Effective Amendment and the Rule 24 certification made in this proceeding with respect to the consummation of the Transaction in accordance with the Post-Effective Amendment.

         I am general counsel to KeySpan and have acted as counsel to KeySpan in connection with the proposed Transaction and the filing of the Post-Effective Amendment.

         In connection with this opinion, either I or attorneys under my supervision in whom I have confidence have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents,certificates and corporate, trust, limited liability company or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter, including without limitation, certificates of officers and employees of KeySpan, KNE LLC and Midland and information obtained from public officials. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to authentic original documents of all documents submitted to me as copies and the continued accuracy of all certificates and telegrams from public officials dated earlier than the date of this letter. I have relied solely on certificates, orders, decrees, correspondence and other documents from public officials as to the matters stated in such documents. As to questions of fact material to this opinion, I have relied on representations of KeySpan, KNE LLC and Midland, and certificates of their representatives and officers and public officials, and I have not inquired of third parties or searched the records or files of any court, agency or other governmental authority.

         The opinions expressed below with respect to the proposed transactions described in the Post-Effective Amendment are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

         A.   The proposed Transaction has been duly authorized and approved, to the extent required by the governing corporate, trust and limited liability company documents and applicable state laws, by the Board of Directors of KeySpan, the trustees and sole stockholder of Eastern, the members and managers of KNE LLC, and the sole stockholder and Boards of Directors of each of Midland and its subsidiaries.

         B.   No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

         C.   All required approvals, authorizations, consents, certificates, rulings and orders of, and all filings and registrations with, all applicable federal and state commissions and regulatory authorities with respect to the transactions proposed in the Post-Effective Amendment have been obtained or made, as the case may be, and have become final and unconditional in all respects and shall remain in effect (including the approval and authorization of the Commission under the Act) and such transactions shall have been accomplished in accordance with all such approvals, authorizations, consents, certificates, orders, filings and registrations.

         D.   The Commission has duly entered an appropriate order with respect to the proposed Transaction as described in the Post-Effective Amendment granting and permitting the Post-Effective Amendment to become effective under the Act and the rules and regulations thereunder.

         E.   The parties have obtained all consents, waivers and releases, if any, required for the proposed Transaction under all applicable governing corporate, trust and limited liability company documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

         F.   The consummation of the proposed Transaction was conducted under my supervision and all legal matters incident thereto are satisfactory to me, including the receipt in satisfactory form of opinions of other counsel qualified to practice in jurisdictions in which I am not admitted to practice, as I may deem appropriate.

         Based on the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, and having regard to legal considerations which I deem relevant, I am of the opinion that:

             1.   All state laws applicable to the Transaction have been complied with; and

             2.   The consummation of the Transaction does not violate the legal rights of the holders of any securities issued by KeySpan or KNE LLC or any associate company thereof.

         I am a member of the State Bar of New York and do not purport to be an expert on, nor do I opine as to, the laws of any jurisdiction other than the State of New York and the federal laws of the United States of America. I hereby consent to the use of this opinion as an exhibit to the Rule 24 statement required to be filed with the Commission in connection with the consummation of the Transaction pursuant to the Post-Effective Amendment.

                                         Very truly yours,

                                         _________/s/__________
                                         Steven L . Zelkowitz